AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

FORBES MEDI-TECH, INC.

FORBES MEDI-TECH (RESEARCH) INC.

THERAPEI PHARMACEUTICALS, INC.

AND WITH RESPECT TO ARTICLES III, V AND VI ONLY

JOHN J. NESTOR, JR.

AS STOCKHOLDER REPRESENTATIVE

DATED AS OF OCTOBER  24, 2006

ARTICLE I THE MERGER

1.1

The Integrated Merger

1.2

Effective Time

1.3

Closing of the Merger; Closing Deliverables

1.4

Effect of the Merger

1.5

Organizational Documents

1.6

Directors, Manager and Officers

1.7

Merger Consideration

1.8

No Further Ownership Rights in Company Common Stock

1.9

Milestone Payments

1.10

Post-Closing Covenants

1.11

Regulatory and Shareholder Approval

1.12

Tax Consequences

1.13

Valuation of Parent Common Stock

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY

2.1

Organization, Standing and Power.

2.2

Company Capital Structure.

2.3

Authority

2.4

No Conflict

2.5

Consents

2.6

Company Financial Information

2.7

No Undisclosed Liabilities

2.8

No Changes

2.9

Tax Matters.

2.10

Restrictions on Business Activities

2.11

Title to Properties; Absence of Liens and Encumbrances; Equipment; Customer Information

2.12

Intellectual Property.

2.13

Agreements, Contracts and Commitment.

2.14

Third Party Expenses; No Change of Control Payments.

2.15

Interested Party Transactions

2.16

Company Authorizations

2.17

Litigation

2.18

Minute Books

2.19

Brokers’ and Finders’ Fees

2.20

Employee Matters and Benefit Plans

2.21

Insurance

2.22

Bank Accounts

2.23

Compliance with Laws

2.24

Complete Copies of Materials

2.25

Representations Complete

ARTICLE III REPRESENTATIONS AND WARRANTIES OF NESTOR

3.1

Ownership of Company Capital Stock

3.2

Absence of Claims by the Company Stockholders

3.3

No Conflict

3.4

Authority

-i-

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND TRANSACTION SUBSIDIARIES

4.1

Organization of Parent and Merger Sub

4.2

Parent Capital Structure

4.3

Authority

4.4

No Conflict

4.5

Consents

4.6

Parent Financial Statements

4.7

No Undisclosed Liabilities

4.8

Intellectual Property

4.9

Effect on Parent

4.10

Parent Contracts

4.11

Compliance with Laws

4.12

Governmental Authorization

4.13

Litigation

4.14

Insurance

4.15

Brokers’ and Finders’ Fees; Third Party Expenses

4.16

Relationships with Customers and Distribution Partners

4.17

SEC, BCSC, OSC, NASDAQ and TSX Filings

4.18

Representations Materials Complete

ARTICLE V SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.1

Survival of Representations, Warranties and Covenants

5.2

Indemnification and Set Off Right

ARTICLE VI GENERAL PROVISIONS

6.1

Amendment

6.2

Expenses

6.3

Notices

6.4

Interpretation

6.5

Counterparts

6.6

Severability

6.7

Other Remedies

6.8

Specific Performance

6.9

Governing Law; Exclusive Jurisdiction

6.10

California Corporate Securities Law

6.11

Rules of Construction

6.12

Waiver of Jury Trial

6.13

Entire Agreement; No Third-Party Beneficiaries; Assignment

INDEX OF EXHIBITS

Exhibit

Description

Exhibit A

Form of Employment Agreement

Exhibit B

Non Competition Agreement

Exhibit C

Confidentiality and Inventions Agreement
Exhibit D

Proprietary Information and Invention Assignment Agreement

Exhibit E

Certificate of Merger
Exhibit F

Form of Stockholder Representation Letter

-ii-

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of October 24, 2006 by and among FORBES MEDI-TECH, INC., a Canadian corporation (“Parent”), FORBES MEDI-TECH (RESEARCH) INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), THERAPEI PHARMACEUTICALS, INC., a Delaware corporation (the “Company”), and with respect to Articles III, V and VI hereof, JOHN J. NESTOR, JR. on behalf of himself and as Stockholder Representative (“Nestor”).

RECITALS

A.

Parent, Merger Sub and the Company intend to effect a merger (the “Merger”) of Merger Sub with and into the Company in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”), and to the extent applicable the California General Corporation Law (the “CGCL”), with the Company to be the surviving corporation of the Merger.

B.

The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to constitute a “plan of reorganization” within the meaning of the regulations promulgated under Section 368 of the Code.

C.

The board of directors of the Company has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) recommended that the stockholders of the Company adopt and approve this Agreement and the other transactions contemplated by this Agreement, and approve the Merger.

D.

The stockholders of the Company (the “Company Stockholders”) have unanimously (i) approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (ii) appointed Nestor as their lawful attorney and representative to enter into this Agreement  and to bind them to the obligations set forth in Articles III, V and VI of this Agreement;

E.

The respective boards of directors of Parent and Merger Sub have approved this Agreement, the Merger, and the other transactions contemplated by this Agreement.

F.

Concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s and Merger Sub’s willingness to enter into this Agreement, Nestor is entering into an Employment Agreement, a Non-Competition Agreement, a Confidentiality and Inventions Agreement and a Proprietary Information and Invention Assignment Agreement in the forms attached as Exhibit A, Exhibit B, Exhibit C and Exhibit D, respectively, each of which shall by its terms become effective upon the Effective Time.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1

The Merger.  At the Effective Time, and subject to and upon the terms and conditions of this Agreement and the provisions of the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of the Merger Sub shall cease, and the Company shall continue as the surviving corporation and as a wholly owned subsidiary of Parent.  The surviving corporation after the Merger is sometimes referred to herein as the “Surviving Corporation.”

1.2

Effective Time.  The date upon which the Closing occurs is herein referred to as the “Closing Date.”  On the Closing Date, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger, in substantially the form attached hereto as Exhibit E (the “Certificate of Merger”), with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of acceptance by the Secretary of State of the State of Delaware of such filing being referred to herein as the “Effective Time”).

1.3

Closing of the Merger; Closing Deliverables.  The closing of the Merger (the “Closing”) will take place on October 25, 2006 or on such other date prior to the end of October, 2006 on which the parties may mutually agree (the “Closing Date”) at the offices of Dorsey & Whitney LLP, 38 Technology Drive, Irvine, California.  At the Closing:

(a)

Deliverables of Parent and Merger Sub; Delivery of Merger Consideration at Closing.

(i)

Parent and Merger Sub shall have executed and delivered to the Company this Agreement.

(ii)

Parent shall have delivered the initial Merger Consideration (as defined in Section 1.7(a) of this Agreement) in an amount (the “Closing Amount”) equal to $300,000, such Closing Amount consisting, as to 20% thereof, of Cash Consideration, and as to the remaining 80% thereof, of Stock Consideration of that number of common shares of Parent which is equal to 80% of the Closing Amount divided by the average of the high and low trading price of Parent’s common stock on NASDAQ on the Closing Date.

(iii)

Parent shall have assumed the liabilities reflected in the Company’s Financial Statements referred to in Section 2.6 hereof in an amount up to but not exceeding $335,000. Parent shall assume only those liabilities identified in the Company Asset & Liability Summary (as defined in section 2.6).

(iv)

The Company shall have received a certificate of good standing for Parent from Industry Canada, dated within a reasonable period prior to Closing.

(b)

Deliverables of the Company at Closing.

(i)

The Company shall have executed and delivered to Parent this Agreement.

(ii)

Parent shall have received an executed copy of the Employment Agreement, Non-Competition Agreement, Confidentiality and Inventions Agreement and Proprietary Information and Invention Assignment Agreement in the forms attached to this Agreement as Exhibits A through D, respectively, from Nestor.

(iii)

Parent shall have received all consents, waivers, authorizations, filings, approvals, registrations and assignments listed on Schedule 1.3(b)(iii).

(iv)

Parent shall have received a certificate of good standing for the Company from the Secretary of State of the State of Delaware, dated within a reasonable period prior to Closing.

(v)

Parent shall have received a Certificate of Status of Foreign Corporation of the Company issued by the Secretary of State of the State of California dated within a reasonable period prior to the Closing.

(vi)

Parent shall have received a copy of an executed statement in a form reasonably acceptable to Parent for purposes of satisfying Parent’s obligations under Treasury Regulation Section 1.1445-2(c)(3), validly executed by a duly authorized officer of the Company.

(vii)

Parent shall have received written evidence that each officer and director of the Company has resigned, effective at the Effective Time, from all director or officer positions held by such person with respect to the Company.

(c)

Deliverables of the Company Stockholders at Closing.

(i)

Nestor shall have executed and delivered to Parent this Agreement on behalf of himself and the Company Stockholders.

(ii)

The Company Stockholders shall have executed and delivered to Nestor and Parent a Stockholder Representation Letter, in the form attached hereto as Exhibit F, or such other form as Parent may approve (the “Stockholder Representation Letter”).

(iii)

Each Company Stockholder shall deliver the certificates representing such Company Stockholder’s shares of Company Common Stock (the “Company Stock Certificates”), as set forth opposite such Company Stockholder’s name on Section 2.2(c) of the Disclosure Schedule.

1.4

Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the rights and property of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts and liabilities of the Company and Merger Sub shall become the debts and liabilities of the Surviving Corporation.

1.5

Organizational Documents.

(a)

At the Effective Time, the Certificate of Incorporation of Merger Sub shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided in the DGCL and such Certificate of Incorporation.

(b)

At the Effective Time, the By-laws of Merger Sub shall be the By-laws of the Surviving Corporation until thereafter amended.

1.6

Directors, Manager and Officers

(a)

Directors/Managers.  The director(s) of Merger Sub immediately prior to the Effective Time shall be the initial director(s) of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

(b)

Officers.  The officers of Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the By-laws of the Surviving Corporation.

1.7

Merger Consideration

(a)

Certain Definitions.  For purposes of this Agreement, all dollar amounts (including cash and stock calculations, valuations and payments) shall be in US dollars and the following terms shall have the following meanings:

“Cash Consideration” shall mean that amount of cash calculated in accordance with Sections 1.3(a)(ii), 1.9 and 1.11 hereof.

“Company Common Stock” shall mean shares of common stock of the Company, par value $0.001 per share.

“Knowledge” (including any derivation thereof such as “known” or “knowing”) shall mean the actual knowledge of the executive officers and directors of the Company or the Parent, as applicable.

“Merger Consideration” shall mean the Stock Consideration and the Cash Consideration.

“Milestone Payments” shall mean payments of Merger Consideration calculated in accordance with Section 1.9 hereof.

“Parent Common Stock” shall mean shares of common stock, no par value, of Parent.

“Parent Common Stock Price” shall mean the price per share of Parent Common Stock calculated in U.S. dollars in accordance with Section 1.12 hereof.

“Pro Rata Portion” at any given time shall mean a fraction, the numerator of which is the value of Merger Consideration paid and payable to such Company Stockholder in his or her capacity as a Company Stockholder and the denominator of which is the value of the total Merger Consideration.  For purposes of calculating a person’s Pro Rata Portion, Parent Common Stock shall be valued based upon the Parent Common Stock Price.  The Pro Rata Portion for each Company Stockholder shall be set forth on Section 2.2(c) to the Disclosure Schedule.

“Stock Consideration” shall mean that number of shares of Parent Common Stock calculated in accordance with Sections 1.3(a)(ii), 1.9 and 1.11 hereof.

“Stock Exchange Ratio” shall mean the quotient obtained by dividing the Stock Consideration by the Total Outstanding Shares.

“Total Outstanding Shares” shall mean the aggregate number of shares of Company Common Stock and any other rights that are convertible into, exchangeable for or exercisable for shares of Company Common Stock, in each case that are issued and outstanding immediately prior to the Effective Time, on a fully diluted as-converted to Company Common Stock basis.

(b)

Company Common Stock; Cash Consideration  Subject to the terms and conditions of this Agreement, as of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or any Company Stockholder:

(i)

each share of Company Common Stock will be canceled and extinguished and be converted automatically subject to the conditions and contingencies set forth herein into the right to receive (x) that number of shares of Parent Common Stock equal to the Stock Exchange Ratio (subject to the issuance of cash in lieu of fractional shares as provided by Section 1.7(e)) and the right to receive (y) an amount of cash equal to the quotient obtained by dividing the Cash Consideration by the Total Outstanding Shares (rounded to the nearest cent); and

(ii)

notwithstanding the foregoing, the Cash Consideration paid to the Company Stockholders shall be reduced pursuant to Article V hereof.

(c)

Withholding Taxes.  Parent, the Company, and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Common Stock such amounts as may be required to be deducted or withheld therefrom under any applicable provision of federal, state, local or foreign tax law or under any applicable legal requirement.  Any amounts required to be withheld shall be satisfied first from the Cash Consideration payable to a Company Stockholder and then, if such Cash Consideration is not sufficient, from the Stock Consideration payable to such Company Stockholder.  The number of shares of Parent Common Stock, if any, to be deducted or withheld from the consideration payable or otherwise deliverable pursuant to this Agreement shall be determined by dividing the amount required to be so deducted or withheld by the Parent Common Stock Price.  To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

(d)

Capital Stock of Merger Sub.  At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.  Each stock certificate of Merger Sub evidencing ownership of any shares of Merger Sub shall after the Effective Time evidence ownership of shares of capital stock of the Surviving Corporation.

(e)

No Fractional Shares.  No fraction of a share of Parent Common Stock will be issued by virtue of the Merger, but in lieu thereof each Company Stockholder who would otherwise be entitled to a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that would otherwise be received by such Company Stockholder in respect of all shares of Company Common Stock held by such Company Stockholder) shall receive from Parent an amount of cash (rounded to the nearest whole cent), equal to the product of such fraction multiplied by the Parent Common Stock Price (as set forth on Section 2.2(c) to the Disclosure Schedule); PROVIDED THAT such amount is $5.00 or more.  In the event that such amount is less than $5.00, then the fraction shall be disregarded and no amount shall be payable in lieu thereof.

1.8

No Further Ownership Rights in Company Common Stock.  The right to receive the Merger Consideration in accordance with the terms hereof shall be deemed to be full satisfaction of all rights pertaining to such shares of Company Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Company Common Stock which were outstanding immediately prior to the Effective Time.

1.9

Milestone Payments.  Upon the first achievement of each of the events indicated below with respect to any VPAC2 Analog within the scope of the Company Intellectual Property (as defined in Section 2.12 herein), Parent will make additional payments of Merger Consideration within 3 days following such event, consisting (subject to Section 1.11 hereof) of 20% cash and 80% Parent Common Stock, upon the first achievement of each such event set forth below for each indication (the “Milestone Payments”):

Milestone Event	Payment - VPAC2 Analog for Diabetes	Payment - VPAC2 Analog for Inflammatory Lung Disease
Milestone
Approved IND	$1,000,000	$1,000,000
Successful Phase I Completion	$1,000,000	$1,000,000
Successful Phase II Completion	$2,000,000	$2,000,000
Successful Phase III Completion	$4,000,000	$4,000,000
NDA Approval	$4,000,000	$4,000,000
1st Launch	$5,000,000	$5,000,000
2-3 Launch	$8,000,000	$8,000,000
Commercial Royalties	11%	11%

For clarity, the amounts indicated above for such events shall each be payable only one time for each column / indication set forth above.  As used above, “Inflammatory Lung Disease” includes without limitation asthma, Chronic Obstructive Pulmonary Disease (“COPD”) and/or pulmonary hypertension.  “Successful Completion” for a Phase means successful completion in the good faith discretion of Parent.

In the event that the Parent elects to license any VPAC2 Analog within the scope of the Company Intellectual Property for any indication, including for example, each of Asthma, Diabetes, COPD, Pulmonary Hypertension and/or other indications, to an unaffiliated third party, the Company Stockholders shall be entitled to receive 20% of the License Revenue thereafter received by Parent pursuant to such license, and Milestone Payments with respect to the column in the table set forth above which covers such indication shall terminate. “License Revenues” means all license fees, milestone payments, royalties, revenues and other consideration actually received by Parent or its Affiliates from third parties in consideration for the grant of rights to any patent application or patent within the Company Intellectual Property and/or any compound that is, or product that contains a VPAC2 analog within the scope of the Company Intellectual Property.   In the event the consideration received in consideration for the grant of such rights includes non-monetary consideration, the fair market value of such non-monetary consideration shall be included within License Revenues.  Notwithstanding the foregoing, License Revenues shall exclude payments (i) for the performance of research or development activities performed on behalf of the applicable Third Party licensee, (ii) for the sale of capital stock or other equity or debt interests in Parent or its Affiliate (but including any premium on equity above fair market value), (iii) as reimbursement for patent costs, and/or (iv) for the grant of rights to other technology.

Upon commercialization of VPAC2 analogs within the scope of the Company Intellectual Property by Parent and/or its affiliates (but not licensees) for any purpose, shareholders shall receive an eleven percent (11%) commercial royalty on net sales.  In addition, should any ACC2 Inhibitor be commercialized for any purpose, stockholders shall receive a three percent (3%) commercial royalty on net sales by Parent, its affiliates and/or licensees.  Should any SPT Inhibitor be commercialized for any purpose, stockholders shall receive a four percent (4%) commercial royalty on net sales by Parent, its affiliates and/or licensees.

Royalties described herein shall be paid on a compound-by-compound and country-by-country basis until the later of (i) expiration of the last to expire patents in the Company Intellectual Property claiming manufacture, use or sale of such compound in such country and (ii) ten (10) years after first commercial sale of such compound in such country.

All License Revenue and royalties shall be paid quarterly, within 30 days of the end of each calendar quarter, and shall consist of 20% cash and 80% Parent Common Stock.

1.10

Post-Closing Covenants.  If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation  with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company, Parent and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.  Subject to the terms and conditions provided in this Agreement, each of the Company Stockholders shall take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated hereby, to obtain all necessary waivers, consents and approvals, to provide requisite notices and to effect all necessary registrations and filings and to remove any injunctions or other impediments or delays, legal or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement for the purpose of securing to the parties hereto the benefits contemplated by this Agreement.

1.11

Regulatory and Shareholder Approval.  Issuance of the Parent Common Stock is subject to applicable regulatory and shareholder approval.  Notwithstanding any provision in this Agreement to the contrary, in the event that (i) regulatory or shareholder approval is withheld for any Milestone Payment; (ii) shareholder approval is required but Parent in its sole discretion determines not to seek such approval; (iii) the issuance of Parent Common Stock would result in Parent’s being required to reduce the exercise or conversion price of any of its outstanding securities pursuant to any agreement between Parent and any holders of such outstanding securities; or (iv) any other circumstance exists as a result of which the board of directors of Parent determines in good faith that it would be in the bests interests of Parent to pay cash in lieu of issuing Parent Common Stock; then Parent may in lieu of issuing such Parent Common Stock pay the value of such Parent Common Stock in cash.  Subject to the foregoing, Parent shall use its reasonable best efforts to ensure that all payments made pursuant to this Agreement consist of at least 80% Parent Common Stock and no more than 20% cash.

1.12

Tax Consequences.  The Merger is intended to qualify as a reorganization within the meaning of the provisions of Section 368(a) of the Code.  The parties hereto hereby adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.  Parent and Merger Sub make no representations or warranties to the Company or to any securityholder of the Company regarding the tax treatment of the Merger, or any of the tax consequences to the Company or any securityholder of the Company relating to the Merger, this Agreement, or any of the other transactions or agreements contemplated hereby.  The Company and the Company Stockholders acknowledge that they are relying solely on their own tax advisors in connection with the Merger, this Agreement and the other transactions and agreements contemplated hereby. The Company Stockholders and Company securityholders are solely responsible for the Tax consequences of the transactions contemplated by this Agreement and under no circumstances shall the Parent, Merger Sub, Surviving Corporation and their respective officers, directors and affiliates be responsible for or bear any liability for any Taxes incurred by Company Stockholders and Company securityholders as a result of or related to the transactions contemplated by this Agreement.

1.13

Valuation of Parent Common Stock.  Each share of Parent Common Stock to be delivered pursuant to Section 1.9 hereof shall be deemed to have a value equal to the average of the high and low trading price of Parent Common Stock on NASDAQ, or if Parent  Common Stock is not then traded on NASDAQ, on the then principal trading market for Parent Common Stock, on the date such payment is made (the “Payment Date”); provided, however, if the Payment Date is not a date on which Parent Common Stock is traded on NASDAQ or on such principal trading market, as the case may be, each share of Parent Common Stock to be delivered pursuant to section 1.9 hereof shall be deemed to have a value equal to the closing price of Parent Common Stock on the first preceding day on which the stock traded on NASDAQ or the principal trading market, as the case may be.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE
COMPANY

The Company hereby represents and warrants to Parent and Merger Sub, subject to such exceptions as are specifically disclosed in the disclosure schedule (referencing the appropriate section and paragraph numbers) delivered by the Company to Parent (the “Company Disclosure Schedule”) and dated as of the date hereof, as follows:

2.1

Organization, Standing and Power

(a)

The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware.  The Company has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted and proposed to be conducted.  The Company is duly qualified or licensed as a foreign corporation to do business, and in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had, and would not reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the business, assets (including intangible assets), condition (financial or otherwise), or results of operations of Company (hereinafter referred to as a “Company Material Adverse Effect”).  The Company has delivered a true and correct copy of its articles of incorporation and bylaws, each as amended to date and in full force and effect on the date hereof, to Parent.  The operations now being conducted by the Company are not now and have never been conducted by the Company under any other name.

(b)

Section 2.1(b) of the Company Disclosure Schedule lists every state or foreign jurisdiction in which the Company has employees or facilities or otherwise has conducted its business since inception.

2.2

Company Capital Structure

(a)

The authorized capital stock of the Company consists of 10,000,000 shares of Company Common Stock, of which 3,018,630 shares are issued and outstanding as of the date hereof.  Schedule 2.2(a) of the Company Disclosure Schedule sets forth, as of the date hereof, the capitalization of the Company on a stockholder by stockholder basis.  All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non assessable and not subject to preemptive rights created by statute, the articles of incorporation or bylaws of the Company, or any agreement to which the Company is a party or by which it is bound, and have been issued in compliance with applicable federal, state and foreign securities laws.  Except as set forth on Section 2.2(a) of the Company Disclosure Schedule, no shares of Company Common Stock are subject to a right of repurchase or forfeiture or are otherwise subject to any vesting restrictions.  The Company has not, and will not have, suffered or incurred any liability (contingent or otherwise) or claim, loss, damage, deficiency, cost or expense (other than administrative costs and expenses incurred in the ordinary course of issuing or repurchasing shares, which are not individually or in the aggregate material) relating to or arising out of the issuance or repurchase of any Company Common Stock or out of any agreements or arrangements relating thereto.  There are no declared or accrued but unpaid dividends with respect to any shares of Company Common Stock.  The Company has no other capital stock authorized, issued or outstanding, nor have any other shares of capital stock been previously issued or outstanding, other than as set forth in Schedule 2.2(a) to the Company Disclosure Schedule. There are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of the Company.

(b)

Except as set forth in Schedule 2.2(b) to the Company Disclosure Schedule, there are no options, warrants, convertible securities, calls, rights, commitments or agreements of any character, written or oral, to which the Company is a party or by which it is bound obligating the Company to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of the Company or obligating the Company to enter into any such option, warrant, convertible security, call, right, commitment or agreement.  All shares of Company Common Stock issuable upon exercise of such options, warrants, convertible securities, calls, rights, commitments or agreements, as set forth in Schedule 2.2(b) to the Company Disclosure Schedule, have been offered in compliance with applicable securities and corporate laws, contracts applicable to the Company and the Company’s organizational documents, and, upon issuance in accordance with their terms, will be duly authorized, validly issued, fully paid and nonassessable.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.  Except as contemplated by this Agreement, there are no registration rights agreements, no voting trust, proxy or other contract and no restrictions on transfer with respect to any capital stock of the Company.

2.3

Authority.  The Company has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, and no further action is required on the part of the Company to authorize this Agreement and the transactions contemplated hereby.  This Agreement, the Merger and the transactions contemplated hereby have been approved unanimously by the board of directors of the Company and uaninmously by the Company Stockholders.  The Company has delivered to Parent true and correct copies of all resolutions or actions by written consent of the board of directors of the Company and the Company Stockholders relating to this Agreement, the related agreements, the Merger and the other transactions contemplated hereby and thereby.  The Company has complied with or obtained waivers of all notice requirements to the Company Stockholders under the terms of the Company’s articles of incorporation or bylaws in connection with the completion of the First-Merger.  This Agreement and the agreements contemplated hereby to which the Company is a party have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

2.4

No Conflict.  The execution and delivery by the Company of this Agreement does not, and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a “Conflict”) (i) any provision of the articles of incorporation, bylaws or other charter documents of the Company, (ii) any mortgage, indenture, lease, contract, covenant or other agreement, instrument or commitment, permit, concession, franchise or license, whether written or oral (each a “Contract” and collectively the “Contracts”) to which the Company or any of its properties or assets (whether tangible or intangible) is subject, or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties (whether tangible or intangible) or assets, except in the case of (ii) or (iii) where such Conflict will not reasonably be expected to have a material adverse effect on the Company’s financial condition or business as now conducted or have an effect on the legality, validity or enforceability of this Agreement.  Schedule 2.4 of the Company Disclosure Schedule lists all notices, consents, waivers and approvals as are required under any Contract in connection with the Merger, or for any such Contract to remain in full force and effect without limitation, modification or alteration after the Effective Time.  Following the Effective Time, the Surviving Corporation will be permitted to exercise all of the Company’s rights under the Contracts without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay pursuant to the terms of such Contracts had the transactions contemplated by this Agreement not occurred.

2.5

Consents.  No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission (each, a “Governmental Entity”), is required by or with respect to the Company or the Company Stockholders in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the applicable requirements of state securities laws (“Blue Sky Laws”), and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

2.6

Company Financial Information.  The Company has delivered to Parent the unaudited statement of cash flows and financial summary of the Company since 2004, and an unaudited summary, as of the Closing Date, (the “Company Asset & Liability Summary”) of all of the tangible assets of the Company and all of the liabilities of the Company, contingent and otherwise, (collectively, the “Company Financial Statements”).  Each of the foregoing Company Financial Statements is accurate and complete in all material respects, is consistent with the books and records of the Company (which, in turn, are accurate and complete in all material respects).  The Company Financial Statements fairly present in all material respects the financial condition and operating results of the Company as of the dates, and for the periods, indicated therein, subject to normal year-end audit adjustments.

2.7

No Undisclosed Liabilities.  Except as set forth on Schedule 2.7 of the Company Disclosure Schedule, the Company does not have any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, unliquidated, contingent, matured, unmatured or other (whether or not required to be reflected in financial statements, whether or not known to the Company, and regardless of when asserted) (“Obligations”) arising out of transactions entered into at or prior to the Closing, or any action or inaction at or prior to the Closing or any state of facts existing at or prior to the Closing.  The Company is not a guarantor or indemnitor of any indebtedness of any other person, firm or corporation.  The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with generally accepted accounting principles.  The Company has not taken any action, and no event has occurred, that would require the establishment of a reserve or an accrual on financial statements of the Company.

2.8

No Changes.  Except as set forth on Schedule 2.8 of the Company Disclosure Schedule, since June 30, 2006, the Company has (i) conducted business only in the ordinary and usual course, consistent with past practices, and (ii) without limiting the generality of the foregoing, there has not been, occurred or arisen any:

(a)

transaction by the Company except in the ordinary course of business consistent with past practices;

(b)

modifications, amendments or changes to the certificate of incorporation or bylaws of the Company;

(c)

payment, discharge, waiver or satisfaction, in any amount in excess of $5,000 in any one case, or $10,000 in the aggregate, of any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise);

(d)

creation of any Lien (as defined in Section 2.9(b)(viii)) on any of the Company’s assets or properties, tangible or intangible, except for liens for current Taxes (as defined in Section 2.9) which are not yet due and payable and purchase money liens arising out of the purchase or sale of products or services made in the ordinary and usual course of business, consistent with past practice;

(e)

destruction of, damage to, or loss of any material assets (whether tangible or intangible), material business or material customer of the Company (whether or not covered by insurance);

(f)

employment dispute, including claims or matters raised by any individual, Governmental Entity, or any workers’ representative organization, bargaining unit or union regarding labor trouble or claim of wrongful discharge or other unlawful employment or labor practice or action with respect to the Company;

(g)

adoption of or change in any material election in respect of Taxes, adoption or change in any material accounting method in respect of Taxes, agreement or settlement of any material claim or assessment in respect of Taxes, or extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes;

(h)

issuance or sale, or contract to issue or sell, by the Company of any shares of Company Common Stock or securities convertible into, or exercisable or exchangeable for, shares of Company Common Stock, or any securities, warrants, options or rights to purchase any of the foregoing;

(i)

declaration, setting aside or payment of a dividend or other distribution (whether in cash, stock or property) in respect of any Company Common Stock, or any split, combination or reclassification in respect of any shares of Company Common Stock, or any issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of Company Common Stock, or any direct or indirect repurchase, redemption, or other acquisition by the Company of any shares of Company Common Stock (or options, warrants or other rights convertible into, exercisable or exchangeable therefor);

(j)

loan by the Company to any person or entity, incurring by the Company of any indebtedness, guaranteeing by the Company of any indebtedness, issuance or sale of any debt securities of the Company or guaranteeing of any debt securities of others, except for advances to employees for travel and business expenses in the ordinary course of business consistent with past practices;

(k)

any termination or extension, or any amendment, waiver or modification of the terms, of any Contract;

(l)

sale, lease, sublease, license or other disposition of any of the material assets (whether tangible or intangible) or material properties of the Company or any creation of any Lien in such material assets or material properties;

(m)

waiver or release of any material right or claim of the Company;

(n)

the commencement, settlement, notice or, to the Knowledge of the Company, threat of any lawsuit or proceeding or other investigation against the Company or its affairs;

(o)

notice of any claim or potential claim of ownership by any person other than the Company of the Company Intellectual Property (as defined in Section 2.12) owned by or developed or created by the Company or of infringement by the Company of any other person’s intellectual property rights (“IP”);

(p)

(i) sale or license of any Company Intellectual Property or execution of any agreement with respect to the Company Intellectual Property with any person or with respect to any IP of any person, (ii) purchase or license of any IP or execution of any agreement with respect to any IP of any person, (iii) agreement with respect to the development of any IP with a third party, or (iv) change in pricing or royalties set or charged by the Company to its customers or licensees or in pricing or royalties set or charged by persons who have licensed IP to the Company;

(q)

payments (or distributions of any assets) to any Company Stockholder;

(r)

change in accounting methods or practices (including any change in depreciation or amortization policies or rates, any changes in policies in making or reversing accruals, or any change in capitalization of software development costs);

(s)

loss of any customer;

(t)

circumstance, change, event or effect of any character that has had or is reasonably likely to have a Company Material Adverse Effect; or

(u)

written or oral agreement by the Company, or to the Knowledge of the Company, any officer or employee on behalf of the Company, to do any of the things described in the preceding clauses (a) through (t) of this Section 2.8 (other than negotiations with Parent and its representatives regarding the transactions contemplated by this Agreement).

2.9

Tax Matters.

(a)

Definition of Taxes.  For the purposes of this Agreement, the term “Tax” or, collectively, “Taxes” shall mean any and all federal, state and local taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

(b)

Tax Returns and Audits.

(i)

Except as set forth in Schedule 2.9(b) of the Company Disclosure Schedule, the Company has prepared and filed all required federal, state and local returns, estimates, information statements and reports (“Returns”) relating to any and all Taxes concerning or attributable to the Company or its operations.  All Taxes required to have been paid by the Company (whether or not shown on any Tax Return) have been paid, and such Returns are true and correct and have been completed in accordance with applicable law.

(ii)

The Company has paid all Taxes required to be paid and has withheld or paid with respect to its Employees and other third parties (and timely paid over any withheld amounts to the appropriate Taxing authority) all federal, state and foreign income taxes and social security charges and similar fees, Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be withheld or paid.

(iii)

Except as set forth on Schedule 2.9(b) of the Company Disclosure Schedule, the Company has not been delinquent in the payment of any Tax, nor is there any Tax deficiency outstanding, assessed or, to the Knowledge of the Company, proposed against the Company, nor has the Company executed any waiver of any statute of limitations on or extension of the period for the assessment or collection of any Tax with continuing effect.

(iv)

No audit or other examination of any Return of the Company is presently in progress, nor has the Company been notified in writing of any request for such an audit or other examination.

(v)

No adjustment relating to any Return filed by the Company has been proposed formally or, to the Knowledge of the Company, informally by any tax authority to the Company or any representative thereof.

(vi)

The Company had no liabilities for unpaid Taxes as of the date of the Comprehensive Financial Summary which have not been accrued or reserved on the Comprehensive Financial Summary, whether asserted or unasserted, contingent or otherwise.

(vii)

The Company has made available to Parent or its legal counsel copies of all Tax Returns for the Company filed for all periods since its inception.

(viii)

There are (and immediately following the Effective Time there will be) no liens, pledges, charges, claims, restrictions on transfer, mortgages, security interests or other encumbrances of any sort (collectively, “Liens”) on the assets of the Company relating to or attributable to Taxes other than Liens for Taxes not yet due and payable.

(ix)

No Company Stockholder holds shares of Company Common Stock that are non-transferable and subject to a substantial risk of forfeiture within the meaning of Section 83 of the Code with respect to which a valid election under Section 83(b) of the Code has not been made, and no payment to any Company Stockholder of any portion of the consideration payable pursuant to this Agreement will result in compensation or other income to such Company Stockholder with respect to which Parent, the Company or any subsidiary of Parent would be required to deduct or withhold any taxes.

2.10

Restrictions on Business Activities.  There is no agreement (non-competition or otherwise), Contract, commitment, judgment, injunction, order or decree to which the Company is a party or otherwise binding upon the Company which has or may reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company, any acquisition of property (tangible or intangible) by the Company, the conduct of business by the Company, or otherwise limiting the freedom of the Company to engage in any line of business or to compete with or hire or solicit any person.  Without limiting the generality of the foregoing, the Company has not entered into any agreement under which the Company is restricted from selling, licensing, manufacturing or otherwise distributing any technology or products or from providing services to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of any market.

2.11

Title to Properties; Absence of Liens and Encumbrances; Equipment; Customer Information

(a)

Except as set forth on Schedule 2.11, the Company does not own or lease any real property, nor has the Company ever owned or leased any real property and does not hold any right or option to purchase any real property.

(b)

The Company has not sold or otherwise released for distribution any of its customer files and other customer information relating to the current and former customers of the Company (the “Company Customer Information”).  No person other than the Company possesses any claims or rights with respect to use of the Company Customer Information.

2.12

Intellectual Property

(a)

Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

(i)

“Technology” shall mean any and all of the following and all instantiations of the following in any form and embodied in any media:  (i) works of authorship including computer programs, source code and executable code, documentation, marketing materials and designs; (ii) inventions (whether or not patentable) relating to all Registered IPR and to all research and development work of Company, including, but not limited to the fields of VPAC2 agonists, SPT inhibitors and ACC2 inhibitors selection and screening; (iii) technical proprietary and confidential information, including raw data, know how and show how relating to all Registered IPR and to all research and development work of Company, including, but not limited to the fields of VPAC2 agonists, SPT inhibitors and ACC2 inhibitors selection and screening; iv)  customer and supplier lists; and (iv) databases and data compilations;

(ii)

“IPR” shall mean any or all of the following and all rights in, arising out of, or associated therewith:  (i) in connection with the Technology, all United States and foreign patents, utility models and applications therefor and rights to file applications for the foregoing (“Patents”); (ii) in connection with the Technology, all trade secrets and other rights in know-how and confidential or proprietary information; (iii) all rights in World Wide Web addresses and domain names and applications and registrations therefor, all trade names, trade dress, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor and all goodwill associated therewith throughout the world (“Trademarks”); and (iv) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

(iii)

“Registered IPR” shall mean, collectively, all Patents and applications for patent owned by, filed in the name of, or applied for by Company as described in Schedule 2.12(b) of the Company Disclosure Schedule.

(iv)

“Company Intellectual Property” shall mean any Technology,  IPR and Registered IPR.

(b)

Company is the exclusive owner of all Company Intellectual Property and each item of Company Intellectual Property is free and clear of any Liens.

(c)

Except as disclosed on Schedule 2.12(c) of the Company Disclosure Schedule, all personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of Company Intellectual Property on behalf of both the Company or Sequenom, Inc. either (i) have been a party to “work-for-hire” arrangements or agreements with the Company in accordance with all applicable laws that have accorded the Company full, effective, exclusive and original ownership of all tangible and intangible property thereby arising, or (ii) have executed appropriate instruments of assignment in favor of the Company as assignee, that have conveyed to the Company effective and exclusive ownership of all tangible and intangible property arising thereby.

(d)

The Company has not transferred ownership of, or granted any license of or right to use, or authorized the retention of any rights to use or joint ownership of, any Company Intellectual Property, to any other person.

(e)

The operation of the business of the Company as it currently is conducted or is contemplated to be conducted, including but not limited to the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of the products, technology or services (including products, technology or services included in the Company Intellectual Property) of the Company does not and will not when conducted by Parent and/or Surviving Corporation following the Closing, infringe or misappropriate any Technology, IPR or any intellectual property rights of any person, violate any right of any person (including any right to privacy or publicity), or constitute unfair competition or trade practices under the laws of any jurisdiction, and the Company has not received notice from any person alleging any of the foregoing.

(f)

All Company Intellectual Property will be fully transferable, assignable or licensable by Surviving Corporation and/or Parent subject to Nestor’s rights contained in the Development Agreement among Forbes Medi-Tech (Research) Inc., Company and Nestor dated of even date herewith.

(g)

Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to Parent or Surviving Corporation, by operation of law or otherwise, of any contracts or agreements to which the Company is a party, will result in (i) either Parent’s or the Surviving Corporation’s granting to any third party any right to or with respect to any Company Intellectual Property (ii) either the Parent’s or the Surviving Corporation’s being bound by, or subject to, any non-compete or other restriction on the operation or scope of their respective businesses, or (iii) either the Parent’s or the Surviving Corporation’s being obligated to pay any royalties or other amounts to any third party in excess of those payable by Parent or Surviving Corporation, respectively, prior to the Closing.

(i)

Nestor holds no right, title or interest, or has otherwise transferred such right, title or interest to the Company, in any Company Intellectual Property (x) created by him in the scope of his employment with the Company or (y) used in or necessary to the operation of the business of the Company as it currently is conducted or is contemplated to be conducted by the Company, including but not limited to the design, development, use, import, branding, advertising, promotion, marketing, manufacture and sale of the products, technology or services (including products, technology or services currently under development) of the Company.

2.13

Agreements, Contracts and Commitment.

(a)

Except as set forth in Schedule 2.13 of the Company Disclosure Schedule, the Company is not a party to, nor is it bound by:

(i)

any employment, contractor or consulting agreement, contract or commitment with an employee or individual consultant, contractor, or salesperson, any agreement, contract or commitment to grant any severance or termination pay (in cash or otherwise) to any employee, or any contractor, consulting or sales agreement, contract, or commitment with a firm or other organization;

(ii)

any lease of personal property having a value in excess of $5,000 individually or $10,000 in the aggregate;

(iii)

any agreement, contract or commitment relating to capital expenditures and involving future payments in excess of $5,000 individually or $10,000 in the aggregate;

(iv)

any agreement, contract or commitment relating to the disposition or acquisition of assets or any interest in any business enterprise;

(v)

any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money, extension of credit or security interest;

(vi)

any agreement containing any indemnification obligations;

(vii) any powers of attorney;

(viii) any partnership, joint venture, strategic alliance or similar agreement;

(ix)

any Contract to which an Interested Party (as defined below) is a party;

(x)

any agreement pursuant to which the Company has advanced or loaned any amount to any Company Stockholder or any director, officer, employee, or consultant of the Company other than business travel advances in the ordinary and usual course of business, consistent with past practice;

(xi)

any contract, license and or other agreements to which the Company is a party with respect to any Technology, IPR or services;

(xii) any contract, license or other agreements wherein or whereby the Company has agreed to, or assumed, any obligation or duty to warrant, indemnify, reimburse, hold harmless, guaranty or otherwise assume or incur any obligation or liability or provide a right of rescission with respect to the infringement or misappropriation by the Company or such other person of the IP or other rights of any person other than the Company; or

(xiii) any other agreement, contract or commitment that involves $5,000 individually or $10,000 in the aggregate or more and is not cancelable without penalty within 30 days.

(b)

Following the Effective Time, neither Parent nor Surviving Corporation shall have any additional liability, expense or future payment obligations related to the agreements, contracts or commitments listed on Section 2.13 of the Company Disclosure Schedule other than the obligations expressly stated in such agreements, contracts or commitments.

(c)

The Company is in compliance in all material respects with and has not breached, violated or defaulted under in any material respect, or received notice that it has breached, violated or defaulted under, any of the material terms or conditions of any Contract, nor has there occurred any event or condition that could reasonably constitute such a material breach, violation or default with the lapse of time, giving of notice or both, in each case other than breaches, violations or defaults that individually or in the aggregate would not reasonably be expected to result in material liability to the Company.  Each Contract is valid, binding, fully enforceable and in full force and effect, and the Company is not subject to any default thereunder, nor to the Knowledge of the Company, is any party obligated to the Company pursuant to any such Contract subject to any default thereunder.

(d)

The Company has fulfilled all material obligations required to have been performed by the Company prior to the date hereof pursuant to each Contract.

(e)

The Company has delivered to Parent true, correct and complete copies of all Contracts listed in Schedule 2.13 of the Company Disclosure Schedule, including all amendments, supplements, exhibits and ancillary agreements.

2.14

Third Party Expenses; No Change of Control Payments.

(a)

Schedule 2.14(a) of the Company Disclosure Schedule sets forth all Third Party Expenses (as defined below) expected to be incurred by the Company and the Company Stockholders in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby.

(b)

Schedule 2.14(b) of the Company Disclosure Schedule sets forth all plans or Contracts pursuant to which any amounts may become payable in cash or otherwise (whether currently or in the future) to current or former officers, directors, employees of or consultants to the Company as a result of or in connection with the Merger.

2.15

Interested Party Transactions.  Except as set forth on Schedule 2.15, no officer or director of the Company or Company Stockholder (nor any parent, sibling, descendant or spouse of any of such persons, or any trust, partnership or corporation in which any of such persons has or has had an interest) (an “Interested Party”), has or has had, directly or indirectly, (i) an interest in any entity which furnished or sold, or furnishes or sells, services, products or technology that the Company furnishes or sells, or proposes to furnish or sell, (ii) any interest in any entity that purchases from or sells or furnishes to the Company, any goods or services, or (iii) an interest in any Contract to which the Company is a party; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed to be an “interest in any entity” for purposes of this Section 2.15.  All transactions pursuant to which any Interested Party has purchased any services, products, or technology from, or sold or furnished any services, products or technology to, the Company that were entered into on or after the inception of the Company have been on an arms’ length basis on terms no less favorable to the Company than would be available from an unaffiliated party.  To the Knowledge of the Company, neither the Company nor any Interested Party has entered into any agreement with any affiliate of Parent other than agreements to which Parent is a party.

2.16

Company Authorizations.  Except as set forth on Schedule 2.16 of the Company Disclosure Schedule, each consent, license, permit, grant or other authorization (a) pursuant to which the Company currently operates or holds any interest in any of its properties, or (b) which is required for the operation of the Company’s business as currently conducted or the holding of any such interest (collectively, “Company Authorizations”) has been issued or granted to the Company.  The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company to operate or conduct its business or hold any interest in its properties or assets.

2.17

Litigation.  Except as set forth on Schedule 2.17 , there is no action, suit, claim or proceeding of any nature pending, or to the Knowledge of the Company, threatened, against the Company, its properties (tangible or intangible) or any of its officers or directors (in their capacities as such), nor to the Knowledge of the Company is there any reasonable basis therefor.  There is no investigation or other proceeding pending or, to the Knowledge of the Company, threatened, against the Company, any of its properties (tangible or intangible) or, to the Knowledge of the Company, any of its officers or directors (in their capacities as such) by or before any Governmental Entity, nor to the Knowledge of the Company is there any reasonable basis therefor.

2.18

Minute Books.  The Company has provided to Parent correct and complete copies of all actions by written consent of the board of directors (or committees thereof) of the Company; and (ii) accurate summaries of all Company actions by written consent of the Company’s stockholders, since the time of incorporation of the Company.

2.19

Brokers’ and Finders’ Fees.  The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.20

Employee Matters and Benefit Plans.

(a)

Schedule.  Schedule 2.20(a) of the Company Disclosure Schedule contains an accurate and complete list of each stock option plan and each Employee Agreement.

(b)

Documents.  The Company has provided to Parent correct and complete copies of all documents embodying the Company stock option plan and each Employee Agreement including (without limitation) all amendments thereto.

(c)

Effect of Transaction.  Except as set forth on Schedule 2.20(c) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Employee Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

(d)

Employment Matters.  Except as set forth on Schedule 2.20(d) of the Company Disclosure Schedule, the Company:  (i) is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations, and, to the Company’s Knowledge is in compliance in all respects with all foreign laws, rules and regulations, respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Employees; (ii) has withheld and reported all amounts required by law or by agreement to be withheld and reported with respect to wages, salaries and other payments to Employees; (iii) is not liable for any arrears of wages or any taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for Employees (other than routine payments to be made in the normal course of business and consistent with past practice).  There are no pending or threatened or reasonably anticipated claims or actions against the Company under any worker’s compensation policy or long-term disability policy. Neither the Company has direct or indirect liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(e)

Employees; Compensation.  Schedule 2.20(e) of the Company Disclosure Schedule constitutes a full and complete list of all current directors, officers, employees and consultants of the Company, specifying their names and job designations, the total amount paid or payable to such director, officer, employee or consultant in the prior fiscal year and from the beginning of the current fiscal year through June 30, 2006, the basis of such compensation, whether fixed or commission or a combination thereof and their principal place of work.

2.21

Insurance.  Schedule 2.21 of the Company Disclosure Schedule lists all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, software errors and omissions, employees, officers, and directors of the Company as well as claims made by the Company under any insurance policy.  There is no claim by the Company currently pending under any of such policies or bonds as to which coverage has been questioned, denied, or disputed by the underwriters of such policies or bonds.  All premiums due and payable under all such policies and bonds have been paid, and the Company is otherwise in compliance in all material respects with the terms of such policies and bonds.  To the Knowledge of the Company, there is no threatened termination of, or material premium increase with respect to, any of such policies.  The Company has never been denied insurance coverage nor has any insurance policy of the Company ever been cancelled for any reason.

2.22

Bank Accounts.  Schedule 2.22 of the Company Disclosure Schedule constitutes a full and complete list of all the bank accounts and safe deposit boxes of the Company, the number of each such account or box, and the names of the persons authorized to draw on such accounts or to access such boxes.  All cash in such accounts is held in demand deposits and is not subject to any restriction or documentation as to withdrawal.

2.23

Compliance with Laws.  The Company and all assets and properties of the Company have complied in all material respects with, are not in material violation of, and the Company has not received any notices of pending violation with respect to, any applicable foreign, federal, state or local statute, law, rule, order or regulation.

2.24

Complete Copies of Materials.  The Company has delivered or made available true and complete copies of each document that has been requested by Parent or its counsel.

2.25

Representations Complete.  None of the representations or warranties made by the Company or any of the Company Stockholders (as modified by the Company Disclosure Schedule) in this Agreement and none of the statements made in any exhibit, schedule or certificate furnished by the Company or the Company Stockholders pursuant to this Agreement contains any untrue statement of material fact, or omits to state any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF NESTOR

Nestor hereby represents and warrants, as principal on behalf of himself as a Company Stockholder and as agent on behalf of all of the other Company Stockholders, to Parent and Merger Sub, , subject to such exceptions as are specifically disclosed in the disclosure schedule (referencing the appropriate section and paragraph numbers) delivered by Nestor to Parent (the “Nestor Disclosure Schedule”) on the date hereof as follows:

3.1

Ownership of Company Capital Stock.  Each Company Stockholder is the sole record and beneficial owner of the Company Common Stock designated as being owned by such Company Stockholder opposite such Company Stockholder’s name in Schedule 3.1 of the Nestor Disclosure Schedule.  Other than transfer restrictions under applicable federal and state securities laws and except as set forth in Schedule 3.1 of the Nestor Disclosure Schedule, such Company Common Stock is not subject to any transfer restrictions, Lien or to any right of first refusal of any kind, and such Company Stockholder has not granted any right to purchase such Company Common Stock to any other person or entity.  Such Company Stockholder has the sole right to transfer such Company Common Stock to Parent.  Such Company Common Stock constitutes all of the Company Common Stock owned, beneficially or of record, by such Company Stockholder, and such Company Stockholder has no options, warrants or other rights to acquire Company Common Stock except as set forth in Schedule 3.1 of the Nestor Disclosure Schedule.

3.2

Absence of Claims by the Company Stockholders.  No Company Stockholder has any claim known against the Company whether present or future, contingent or unconditional, fixed or variable under any contract or on any other basis whatsoever, whether in equity or at law.

3.3

No Conflict.  The execution and delivery by Nestor of this Agreement and any related agreement to which it is a party and the consummation of the transactions contemplated hereby and thereby will not conflict with (a) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which any Company Stockholder or any of its properties or assets is subject or (b) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to any Company Stockholder or its properties or assets.

3.4

Authority.  Nestor has the capacity to enter into this Agreement and any other agreements or certificates delivered pursuant to this Agreement to which Nestor or another Company Stockholder is a party and to consummate the transactions contemplated hereby and thereby on his own behalf and on behalf of all other Company Stockholders.  The execution and delivery of this Agreement and any other agreements or certificates delivered pursuant to this Agreement to which Nestor is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or partnership action on the part of Nestor and no further action is required on the part of Nestor to authorize the Agreement and any other agreements or certificates delivered pursuant to this Agreement to which Nestor is a party and the transactions contemplated hereby and thereby.  This Agreement and each of the other agreements or certificates delivered pursuant to this Agreement to which Nestor is a party, whether as principal or agent, has been duly executed and delivered by Nestor, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of Nestor and the other Company Stockholders, enforceable against Nestor and the other Company Stockholders in accordance with their respective terms.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant subject to such exceptions as are reflected in the Parent Securities Filings, as defined below, which have heretofore been made available to the Company and Nestor, that on the date hereof and as of the Effective Time as though made at the Effective Time, as follows:

4.1

Organization of Parent and Merger Sub.  Parent is a corporation duly organized and validly existing under the laws of Canada.  Parent has the corporate power to own its properties and to carry on its business as now being conducted.  Parent is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a material adverse effect on the business, assets (including intangible assets), condition (financial or otherwise), or results of operations of Parent (hereinafter referred to as a “Parent Material Adverse Effect”).  Parent has delivered a true and correct copy of its Articles of Continuance and Bylaws, each as amended to date, to the Company.

Merger Sub is a corporation duly organized and validly existing under the laws of the State of Delaware, formed exclusively for the consummation of the transactions contemplated hereby.

4.2

Parent Capital Structure

(a)

The authorized capital stock of Parent consists of:

(i)

Any unlimited number of Common Shares with no par value of which 38,129,928 shares are issued and outstanding at September 30, 2006;

(ii)

50,000,000 Preferred Shares with no par value, of which 10,000,000 preferred shares have been designated the Series A Convertible Preferred Shares and 6,000 preferred shares have been designated the Series B Convertible Preferred Shares. Of the 10,000,000 designated Series A Convertible Preferred Shares, 5,375,000 were issued and converted into common shares in 2004, leaving 4,625,000 available to be issued.  Of the 6,000 Series B Convertible Preferred Shares, all 6,000 have been issued and converted into common shares as at September 30, 2006.

All outstanding shares of Parent Capital Stock are duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, the Articles of Continuance or Bylaws of the Company or any agreement to which Parent is a party or by which it is bound.  There are no declared or accrued but unpaid dividends with respect to any shares of Parent Capital Stock.

(b)

Except as set forth in the Parent Security Filings or granted in the ordinary course since the date of the most recent balance sheet included therein, there are no options, warrants, calls, rights, commitments or agreements of any character, written or oral, to which Parent is a party or by which it is bound obligating Parent to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Parent or obligating Parent to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to Parent.  No option, warrant or other security of Parent that is subject to a vesting schedule or exercisability schedule will be accelerated by the transactions contemplated by this Agreement.

(c)

To Parent’s Knowledge there are no voting trusts, proxies, or other agreements or understandings with respect to the voting stock of Parent.

(d)

The rights, preferences, privileges and restrictions of the shares of Parent Common Stock issuable as consideration (“Parent Shares”) are as stated in Parent’s Articles of Continuance as in effect on the date hereof.  The Parent Preferred Stock is convertible into Parent Common Stock as provided in the Articles.  When issued in compliance with the provisions of this Agreement and Parent’s Articles of Continuance, the Parent Shares will be validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances; provided, however, that the Parent Shares may be subject to restrictions on transfer under state, federal or Canadian securities laws as set forth herein or as otherwise required by such laws at the time a transfer is proposed.

4.3

Authority.  Parent and Merger Sub each has all requisite power and authority to enter into this Agreement and any related agreements to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and any related agreements to which each is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Parent and each Transaction Subsidiary, and no further action is required on the part of Parent or each Transaction Subsidiary to authorize the Agreement, any related agreements to which each is a party and the transactions contemplated hereby and thereby.  This Agreement and the Merger have been approved by the Board of Directors of Parent and Merger Sub. This Agreement and any related agreements to which Parent and Merger Sub is a party have been duly executed and delivered by Parent and Merger Sub, as the case may be, and, assuming the due authorization, execution and delivery by the parties (other than Parent and Merger Sub) hereto and thereto, constitute the valid and binding obligation of Parent and Merger Sub, as the case may be, enforceable in accordance with their respective terms, subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and to rules of law governing specific performance, injunctive relief or other equitable remedies.

4.4

No Conflict.  The execution and delivery of this Agreement and any Related Agreements to which Parent is a party by Parent do not, and, the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (any such event, a “Parent Conflict”) (i) any provision of the Articles of Incorporation and Bylaws of Parent, (ii) any mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise or license to which Parent or any of its properties or assets (tangible or intangible) are subject, or (iii) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Parent or its properties or assets (tangible or intangible).

4.5

Consents.  No consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any third party, including a party to any agreement with Parent (so as not to trigger any Parent Conflict), is required by or with respect to Parent in connection with the execution and delivery of this Agreement and any related agreements to which Parent is a party or the consummation of the transactions contemplated hereby and thereby, except for (i) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws or pursuant to the rules or regulations of applicable stock exchanges, and (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

4.6

Parent Financial Statements.  The Parent’s audited consolidated balance sheet as of December 31, 2005 and the related statements of operations and deficit and cash flow for the twelve-month period then ended (collectively, the “Parent Financials”) are included in the Parent Securities Reports.  Parent Financials are correct in all material respects and have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent throughout the periods indicated and consistent with each other.  Parent Financials present fairly the financial condition and operating results of Parent as of the dates and during the periods indicated therein.  Parent Financials are consistent with the books and records of Parent, which books and records accurately reflect in all material respects the financial transactions of Parent.  Parent has in place financial accounting systems sufficient to ensure that the Parent Financials are accurate in all material respects.

4.7

No Undisclosed Liabilities.  Except as set forth in the Parent Securities Filings, Parent does not have any material liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured or other (of the nature required to be reflected in financial statements in accordance with generally accepted accounting principles), which individually or in the aggregate, (i) has not been reflected in the Parent Financials, or (ii) has not arisen in the ordinary course of Parent’s business since the date of the Parent Financials, consistent with past practices.

4.8

Intellectual Property.  Parent has, to its Knowledge, sufficient rights to all Intellectual Property currently used in the conduct of Parent’s business.  Parent has not received written notice of a claim that the conduct of Parent’s business infringes, misappropriates, or otherwise violates the Intellectual Property Rights of a third party.  Parent does not know of the infringement, misappropriation, or violation of Intellectual Property Rights owned by Parent.  Parent takes reasonable steps to maintain the secrecy of Parent’s nonpublic information from which Parent derives independent economic value, actual or potential, from the nonpublic information not being generally known.

4.9

Effect on Parent.  Except as expressly contemplated in this Agreement, neither this Agreement nor the completion of the transactions contemplated by this Agreement will result in any of the following as a result of activities or obligations of the Parent or Merger Sub to the extent that the following would not have occurred in the absence of this Agreement or the completion of the transactions contemplated by this Agreement: (i) Parent or Merger Sub granting to any third party any right to any Intellectual Property Rights owned by or licensed to Parent, or (ii) Parent becoming bound or made subject to any non-compete or other restriction on the operation or scope of its business.

4.10

Parent Contracts.  Parent is in compliance in all material respects with and has not materially breached, violated or defaulted under, or received notice that it has materially breached, violated or defaulted under, any of the terms or conditions of any agreement, contract, covenant, instrument, lease, license or commitment to which Parent  is a party or by which it is bound (collectively a “Parent Contract”), nor is the Parent aware of any event that would constitute such a material breach, violation or default with the lapse of time, giving of notice or both, except for such breaches, violations and defaults as will not individually or in the aggregate have a Parent Material Adverse Effect.  To Parent’s Knowledge (solely with respect to actions or omissions taken by third parties to any Parent Contract that may have caused such Parent Contract to no longer be in full force or effect), each Parent Contract is in full force and effect and, to Parent’s Knowledge, is not subject to any default thereunder by any party obligated to Parent pursuant thereto.

4.11

Compliance with Laws.  Parent has complied in all material respects with, is not in material violation of, and has not received any material notices of violation with respect to, any foreign, federal, state or local statute, law or regulation (including without limitation all environmental and occupational health and safety statutes, laws and regulations).

4.12

Governmental Authorization.  Each material consent, license, permit, grant or other authorization issued to Parent by a Governmental Entity which is required for the operation of Parent’s business is in full force and effect.

4.13

Litigation.  Except as set forth in the Parent Securities Filings, there is no material action, suit or proceeding of any nature pending or overtly threatened against Parent, its properties or any of its officers or directors, in their respective capacities as such.  Except as set forth in Section 3.16 of the Parent Disclosure Schedule, to Parent’s Knowledge, there is no investigation pending or threatened against Parent, its properties or any of its officers or directors by or before any Governmental Entity.  To Parent’s Knowledge, no Governmental Entity has at any time challenged or questioned the legal right of Parent to manufacture, offer or sell any of its products in the present manner or style thereof.  To Parent’s Knowledge, there is no basis for any action, suit or proceeding of any nature to be brought against Parent, or any of its officers or directors in their capacities as such, which could reasonably result in material liability to Parent.

4.14

Insurance.  Parent has obtained and maintained in full force and effect insurance with responsible and reputable insurance companies or associations in such amounts, on such terms and covering such risks, including fire and other risks insured against by extended coverage, as is reasonably prudent.  Parent has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

4.15

Brokers’ and Finders’ Fees; Third Party Expenses.  The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby as a result of actions or agreements of the Parent or Merger Sub.

4.16

Relationships with Customers and Distribution Partners.  None of Parent’s material customers or distributors have notified Parent that they intend to terminate or materially reduce their purchases under any Parent Contract.

4.17

SEC, BCSC, OSC, NASDAQ and TSX Filings.  Parent has timely filed all forms, reports, and documents required to be filed by Parent with the Securities and Exchange Commission (the “SEC”), British Columbia Securities Commission, Ontario Securities Commission and any other federal, provincial, state or local securities regulator, the Toronto Stock Exchange and NASDAQ (collectively, the “Parent Securities Filings”).  The Parent Securities Filings at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) complied in all material respects with the requirements of (i) the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent Securities Filings; (ii) the securities laws of British Columbia and Ontario; (iii) the rules and regulations of NASDAQ; and (iv) the rules and regulations of the Toronto Stock Exchange. The Parent Securities Filings did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

4.18

Representations Materials Complete.  None of the representations or warranties made by the Parent (as modified by the Parent Disclosure Schedule), nor any statement made in any Schedule (taking all such Schedules as a whole) or certificate (taking all such certificates as a whole) furnished by the Parent pursuant to this Agreement, or furnished in or in connection with documents mailed or delivered to the shareholders of the Company in connection with soliciting their consent to this Agreement and Merger I (taking such shareholder documents as a whole), contains or will contain at the Effective Time, any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading, and neither the Parent nor Merger Sub is aware of any reason any of the representations or warranties of the Company contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in light of the circumstances under which made, not misleading.

4.19

Tax Matters.

(a)

Either Parent or any "qualified subsidiary" or any "qualified partnership" (as such terms are used under Treasury Regulations Section 1.367(a)-3(c)(5)) of Parent has been and will be engaged in the active conduct of a trade or business, within the meaning of Temporary Treasury Regulations Section 1.367(a)-2T(b)(2) and (3), that is substantial in comparison to the trade or business of the Company, for purposes of Treasury Regulations Section 1.367(a)-3(c)(3)(iii), for the entire 36-month period immediately before the Effective Time, and there is no plan or intention to substantially dispose of or discontinue such trade or business.

(b)

 As of the Closing Date, and without taking into account future Merger Consideration which may become payable under section 1.9, not more than 50% of each of the total voting power and the total value of the outstanding stock of Parent will be received by the Company stockholders in the aggregate in the Merger.

(c)

As of the Closing Date, and without taking into account future Merger Consideration which may become payable under section 1.9, no more than fifty percent (50%) of each of the total voting power and the total value of the stock of Parent (whether or not received pursuant to the Merger) will be owned, in the aggregate, immediately after the Merger and taking into account any attribution or constructive ownership rules of Treasury Regulations Section 1.367(a)-3(c), by officers or directors of the Company or Company stockholders who own at least five percent (5%) of either the total voting power or the total value of the stock of the Company immediately prior to the Merger.

(d)

To the Knowledge of Parent, the fair market value of Parent immediately prior to the Effective Time of the Merger is at least equal to the fair market value of Company. For purposes of this representation, the fair market value of Parent does not include the value of assets acquired outside of the ordinary course of business within the 36-month period prior to and including the Effective Time of the Merger if such assets (i) produce or are held for the production of passive income within the meaning of Section 1297(b) of the Code; (ii) were acquired for the purpose of satisfying the substantiality test of Treasury Regulations Section 1.367(a)-3(c)(3); (iii) were owned by Company or an affiliate of Company; or (iv) are stock of a "qualified subsidiary" or an interest in a "qualified partnership" (each within the meaning of Treasury Regulations Section 1.367(a)-3(c)(5)), held directly or indirectly by Parent, but only to the extent that the value of such stock or partnership interest is attributable to assets that (x) were acquired by such qualified subsidiary or qualified partnership outside the ordinary course of business within the 36-month period prior to and including the Effective Time, and (y) are described in clauses (i), (ii) or (iii).

(e) Parent will comply with, and will cause the Company to comply with, the reporting requirements of Treasury Regulations Section 1.367(a)-3(c)(6) and the reporting requirements set forth in Treasury Regulations Section 1.368-3.

ARTICLE V

SURVIVAL OF REPRESENTATIONS AND WARRANTIES

5.1

Survival of Representations, Warranties and Covenants.  The representations and warranties of Parent, Merger Sub, the Company, Nestor and the Company Stockholders contained in this Agreement, or in any certificate or other instrument delivered pursuant to this Agreement, shall survive the Closing Date until the second anniversary of the Closing Date provided, however, that in the event of fraud or willful breach of a representation or warranty, such representation or warranty, and the representations and warranties contained in  Sections 2.2, 2.3, 2.12, 3.1 and 3.4, shall survive until the expiration of the period prescribed under the relevant statute of limitations, including any extension thereof by tolling or otherwise under applicable law.

5.2

Indemnification and Set Off Right

(a)

Indemnification.  The Company Stockholders (collectively, the “Indemnifying Parties”) severally and not jointly, in accordance with their respective Pro Rata Portions, agree to indemnify and hold Parent, Surviving Corporation and their respective officers, directors and affiliates, (the “Indemnified Parties”), harmless against any and all claims, losses, liabilities, damages, deficiencies, diminution in value, costs and expenses, including reasonable attorneys’ fees and expenses of investigation and defense (net of any insurance proceeds or any immediate tax benefit related to the increase in such Loss to the extent such tax benefit is actually received by Parent in the taxable year of receipt of payment of such Loss or any prior taxable year or the first taxable year following the taxable year of receipt of such payment) (hereinafter individually a “Loss” and collectively “Losses”) incurred or sustained by the Indemnified Parties, or any of them, directly or indirectly, as a result of (a) any breach or inaccuracy of a representation or warranty of the Company, Nestor or the Company Stockholders contained in this Agreement or any agreement or certificate delivered pursuant to this Agreement, or (b) any failure by the Company, Nestor or any Company Stockholder to perform or comply with any covenant applicable to them contained in this Agreement or any agreement, delivered pursuant hereto.  For the purpose of this Article V only, when determining the amount of Losses suffered as a result of a breach or inaccuracy of a representation or warranty (but not whether a breach or inaccuracy has occurred), any representation or warranty given or made by the Company, Nestor or the Company Stockholders that is qualified in scope as to materiality (including Company Material Adverse Effect) or to the Knowledge of the Company shall be deemed to be made or given without such qualification.  The Indemnifying Parties shall not have any right of contribution from, and may not seek indemnification or advancement of expenses from, the Company, Parent, or any affiliate of Parent, including Merger Sub, with respect to any Loss claimed by an Indemnified Party.

(b)

Exclusive Remedy.  Notwithstanding Section 5.2 (a) no Indemnified Party may recover against the indemnity set forth in Section 5.2(a) unless and until either Losses in excess of $100,000 in the aggregate have been incurred, or the Losses result from a breach of section 2.7.  Where Losses are recoverable by an Indemnified Person pursuant the previous sentence, such Indemnified Person shall be entitled to (i) recover all Losses up to a maximum amount equal to the Merger Consideration previously paid (with the amount recoverable from each Indemnifying Party being no greater than the Merger Consideration previously paid to such Indemnifying Party) and (ii) set off the amount of any Losses, dollar for dollar, against any and all amounts due and owing to the Indemnifying Parties (with the amount of the set off against any amount due and owing to each Indemnifying Party being no greater than the Merger Consideration that may become payable to such Indemnifying Party) in respect of any future Merger Consideration which may become payable, and such rights shall be the exclusive remedy of the Indemnified Parties for breaches of the representations, warranties, covenants and agreements of the Company contained herein.  Notwithstanding the foregoing, the rights and restrictions set forth in this Section 5.2 do not limit any potential remedies of the Indemnified Parties against or the liability, other than the Company, of a particular Indemnifying Party with respect to any fraudulent breach of the representations, warranties or covenants by such Indemnifying Party, or any fraudulent breach of the representations, warranties or covenants of the Company caused by such Indemnifying Party, contained in this Agreement or any agreement or certificate delivered pursuant to this Agreement.

(c)

Indemnification Procedures.

(i)

Claims for Indemnification. Upon delivery by the Indemnified Parties to the Stockholder Representative (as defined below) of an Officer’s Certificate, the Indemnified Parties, subject to the provisions of Section 5.2(c)(iv) hereof, shall be permitted and authorized to claim from the Indemnifying Parties the amount of such Losses in accordance with Section 5.2(b) above.  The amount claimed by the Indemnified Parties pursuant to the preceding sentence shall be deemed to reduce each Indemnifying Party’s indemnity obligations herein in accordance with his, her or its Pro Rata Portion, with all such reductions to be calculated and deemed made immediately prior to any time at which amounts are to be paid to the Indemnified Parties pursuant to this Article V.

(ii)

Third Party Claims. In the event the Indemnified Parties become aware of a third party claim which the Indemnified Parties reasonably believe may result in a demand for indemnification pursuant to this Article V, the Indemnified Parties shall notify the Stockholder Representative of such claim, and the Stockholder Representative shall be entitled on behalf of the Indemnifying Parties, at its expense, to participate in, but not to determine or conduct, the defense of such claim.  If there is a third party claim that gives rise to a right of recovery for Losses hereunder, then any amounts incurred or accrued by the Indemnified Parties in defense of such third party claim, regardless of the outcome of such claim, shall be deemed Losses hereunder.  The Indemnified Parties shall have the right in their reasonable discretion to conduct the defense of, and to settle, any such claim; provided, however, that except with the consent of the Stockholder Representative, no settlement of any such claim with third party claimants shall be (a) determinative of the amount of Losses relating to such matter, or (b) permitted hereunder unless such settlement includes a complete release of liability of the Indemnifying Parties.  In the event that the Stockholder Representative has consented to any such settlement, the Indemnifying Parties shall have no power or authority to object under any provision of this Article V to the amount of any claim by the Indemnified Parties with respect to such settlement.

(iii)

No Objection. If the Stockholder Representative does not object in writing within the 30-day period after delivery by the Indemnified Parties of the Officer’s Certificate in the manner set forth in Section 5.2(c)(i), such failure to so object shall constitute an irrevocable acknowledgment by the Stockholder Representative and Indemnifying Parties that the Indemnified Party is entitled to the full amount of the claim for Losses, subject to Section 5.2 (b), set forth in such Officer’s Certificate.

(iv)

Objections to Claims for Indemnification. For a period of 30 days after the delivery of any Officer’s Certificate to the Stockholder Representative, the Indemnified Parties will not be entitled to any indemnification amount pursuant to Section 5.2 hereof unless the Indemnified Parties shall have received written authorization from the Stockholder Representative.  After the expiration of such 30-day period, the Indemnified Parties will be entitled to payment for such Losses pursuant to Section 5.2 provided that no such payment may be made if the Stockholder Representative shall object in a written statement to the claim made in the Officer’s Certificate, and such statement shall have been delivered to the Indemnified Parties prior to the expiration of such 30-day period.

(v)

Stockholder Representative.

(A)

Each of the Indemnifying Parties hereby appoints John J. Nestor, Jr. as its agent and attorney in fact as the Stockholder Representative for and on behalf of the Indemnifying Parties to give and receive notices and communications, to authorize payment to the Indemnified Parties in satisfaction of claims by the Indemnified Parties, to object to such payments, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all other actions that are either (i) necessary or appropriate in the judgment of either of the Stockholder Representative for the accomplishment of the foregoing or (ii) specifically mandated by the terms of this Agreement.  Such agency may be changed by the Indemnifying Parties from time to time upon not less than 30 days prior written notice to the Indemnified Parties; provided, however, that the Stockholder Representative may not be removed unless a majority in interest of Stockholders agree to such removal and to the identity of the substituted agent.  A vacancy in the position of Stockholder Representative may be filled by the holders of a majority in interest of the Stockholders.  No bond shall be required of the Stockholder Representative, and the Stockholder Representative shall not receive any compensation for its services.  Notices or communications to or from the Stockholder Representative shall constitute notice to or from the Indemnifying Parties.

(B)

The Stockholder Representative shall not be liable for any act done or omitted hereunder as Stockholder Representative while acting in good faith and in the exercise of reasonable judgment.  The Indemnifying Parties shall indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any loss, liability or expense incurred without negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Stockholder Representative (“Stockholder Representative Expense”).  Following the resolution of all pending claims made by the Indemnified Parties for Losses, the Stockholder Representative shall have the right to recover the Stockholder Representative Expenses from any remaining portion of the Merger Consideration prior to any distribution to the Indemnifying Parties, and prior to any such distribution, shall deliver to the Indemnified Parties a certificate setting forth the Stockholder Representative Expenses actually incurred.  Upon receipt of such certificate, the Indemnified Parties shall pay such Stockholder Representative Expenses to the Stockholder Representative.

(C)

A decision, act, consent or instruction of the Stockholder Representative, including but not limited to an amendment, extension or waiver of this Agreement pursuant to Section 6.1 hereof, shall constitute a decision of the Indemnifying Parties and shall be final, binding and conclusive upon the Indemnifying Parties; and the Indemnified Parties may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of the Indemnifying Parties.  The Indemnified Parties is hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Stockholder Representative.

(vi)

Resolution of Conflicts; Arbitration.

(A)

In case the Stockholder Representative shall object in writing to any claim or claims made in any Officer’s Certificate to recover Losses from the Indemnifying Parties within 30 days after delivery of such Officer’s Certificate, the Stockholder Representative and the Indemnified Parties shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims.  If the Stockholder Representative and the Indemnified Parties should so agree, a memorandum setting forth any agreement reached by the parties with respect to such claim shall be prepared and signed by both parties.  The Indemnified Parties and the Stockholder Representative shall each be entitled to rely on any such memorandum and take any actions as may otherwise be contemplated in such memorandum.

(B)

If no such agreement can be reached after good faith negotiation and prior to 60 days after delivery of an Officer’s Certificate, either the Indemnified Parties or the Stockholder Representative may demand arbitration of the matter unless the amount of the Loss is at issue in pending litigation with a third party, in which event arbitration shall not be commenced until such amount is ascertained or both parties agree to arbitration, and in either such event the matter shall be settled by arbitration conducted by one arbitrator mutually agreeable to the Indemnified Parties and the Stockholder Representative.  In the event that, within 30 days after submission of any dispute to arbitration, the Indemnified Parties and the Stockholder Representative cannot mutually agree on one arbitrator, then, within 15 days after the end of such 30-day period, the Indemnified Parties and the Stockholder Representative shall each select one arbitrator.  The two arbitrators so selected shall select a third arbitrator.  If the Stockholder Representative fails to select an arbitrator during this 15-day period, then the parties agree that the arbitration will be conducted by one arbitrator selected by the Indemnified Parties.  If the Indemnified Parties fails to select an arbitrator during this 15-day period, then the parties agree that the arbitration will be conducted by one arbitrator selected by Stockholder Representative.

(C)

Any such arbitration shall be held in San Diego County, California, under the rules then in effect of the American Arbitration Association.  The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including, the respective expenses of each party, the fees of each arbitrator and the administrative fee of the American Arbitration Association.  The arbitrator or arbitrators, as the case may be, shall set a limited time period and establish procedures designed to reduce the cost and time for discovery while allowing the parties an opportunity, adequate in the sole judgment of the arbitrator or majority of the three arbitrators, as the case may be, to discover relevant information from the opposing parties about the subject matter of the dispute.  The arbitrator, or a majority of the three arbitrators, as the case may be, shall rule upon motions to compel or limit discovery and shall have the authority to impose sanctions, including attorneys’ fees and costs, to the same extent as a competent court of law or equity, should the arbitrators or a majority of the three arbitrators, as the case may be, determine that discovery was sought without substantial justification or that discovery was refused or objected to without substantial justification.  The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any claim in such Officer’s Certificate shall be final, binding, and conclusive upon the parties to this Agreement.  Such decision shall be written and shall be supported by written findings of fact and conclusions which shall set forth the award, judgment, decree or order awarded by the arbitrator(s), and the Indemnified Parties shall be entitled to indemnification as set forth herein.  Within 30 days of a decision of the arbitrator(s) requiring payment by one party to another, such party shall make the payment to such other party.

(D)

Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction.  The forgoing arbitration provision shall apply to any dispute between the Company Stockholders, on the one hand, and any Indemnified Party, on the other hand, under this Article V hereof.

ARTICLE VI

GENERAL PROVISIONS

6.1

Amendment.  This Agreement may be amended (and any right hereunder extended or waived) by the parties hereto at any time by execution of an instrument in writing signed on behalf of the Parent and the Stockholder Representative; provided, further, that if any amendment operates in a manner that treats any Company Stockholder different from other Company Stockholders, the consent of such Company Stockholder shall also be required for such amendment.  For purposes of this Section 6.1, the Indemnifying Parties agree that any amendment, extension or waiver of this Agreement signed by the Stockholder Representative shall be binding upon and effective against the Indemnifying Parties whether or not they have signed such amendment.

6.2

Expenses.  All fees and expenses incurred in connection with the Merger, including all legal, accounting, financial advisory, consulting and all other fees and expenses of third parties (“Third Party Expenses”) incurred by the Parent in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, shall be payable by the Parent. All Third Party Expenses incurred by the Company in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby, (other than such thereof as are included in the figure of $215,000 for “Wilson Sonsini Corporate and Patent work - 2004, 2005, 2006” on the Company Asset & Liabilities Summary) shall be payable by the Company Stockholders at Closing, and shall be excluded from assumed liabilities pursuant to Section 1.3(a)(iii) hereof.

6.3

Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) (or in the case of the Stockholder Representative, by e-mail) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice); provided, however, that notices sent by mail will not be deemed given until received:

(a)

if to Parent, to:

Forbes Medi-Tech Inc.
750 West Pender Street, Suite 200
Vancouver, B.C.  V6C 2T8
Canada
Attention:  Chief Executive Officer
Telephone:

(604) 689-5899
Facsimile:

(604) 689-7641

with a copy to:

Dorsey & Whitney LLP
38 Technology Drive
Irvine, California 92618
Attention:  Patrick Arrington, Esq.
Telephone:

(949) 932-3600
Facsimile:

(949) 932-3601

(b)

if to the Company Stockholders or the Stockholder Representative, to:

John J. Nestor, Jr.

3595 John Hopkins Court

San Diego, CA  92121

Telephone:

(858) 202-9349
Facsimile:

(858) 202-9205

with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
12235 El Camino Real, Suite 200
San Diego, CA  92130
Attention:  Martin J. Waters, Esq.
Telephone:

858-350-2300
Facsimile:

858-350-2399

6.4

Interpretation.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated.  Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

6.5

Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart for it to be effective among the parties.

6.6

Severability.  In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

6.7

Other Remedies.  Any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

6.8

Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

6.9

Governing Law; Exclusive Jurisdiction.  This Agreement shall be governed by and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent that Delaware General Corporation Law (“Delaware Law”) shall require that Delaware Law be applied to the Merger.  Subject to Section 5.3(f) hereof, each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of any court within San Diego County, State of California in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of California for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.  Subject to Section 5.3 hereof, each party agrees not to commence any legal proceedings related hereto except in such courts.

6.10

California Corporate Securities Law.  THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION IS UNLAWFUL UNLESS THE SALE OF SECURITIES IS EXEMPT FROM QUALIFICATION BY SECTION 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS CODE.  THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

6.11

Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefor, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

6.12

Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY AND ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY HERETO IN NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.

6.13

Entire Agreement; No Third-Party Beneficiaries; Assignment.  This Agreement, the Exhibits and Schedules hereto, the Disclosure Schedule, the Parent Disclosure Schedule, and the documents and instruments and other agreements among the parties hereto referenced herein:  (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter hereof, (b) are not intended to confer upon any other person any rights or remedies hereunder, and (c) shall not be assigned by operation of law or otherwise, except that Parent and Surviving Corporation may assign their respective rights and delegate their respective obligations hereunder after the Effective Time.

IN WITNESS WHEREOF, Parent, Merger Sub, the Company, and Nestor both in his personal capacity and as agent for the Company Stockholders have caused this Agreement to be signed, all as of the date first written above.

PARENT
FORBES MEDI-TECH INC.,
a Canadian corporation
By:	“Charles A. Butt”
Name:	Charles A. Butt
Title:	President & CEO

MERGER SUB
FORBES MEDI-TECH (RESEARCH) INC.,
a Delaware corporation
By:	“Charles A. Butt”
Name:	Charles A. Butt
Title:	President & CEO

COMPANY
THERAPEI PHARMACEUTICALS, INC.,
a Delaware corporation
By:	“John J. Nestor, Jr”
John J. Nestor, Jr.
President
“John J. Nestor, Jr”
JOHN J. NESTOR, JR., on behalf of himself and the Company Stockholders